Subsidiaries of Registrant

Name	Jurisdiction

POAP Corp.	Delaware
BE Comparison Corp.	Delaware
DOD Marketing Inc.	Delaware
SN Commerce Corp.	Delaware
ZN Commerce Corp.	Delaware
Accoona Communications Corp.	New York
Accoona Ireland LTD.	Ireland
Accoona Online Network Technology (Shanghai) Company LTD.	People’s Republic of China